SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 31 March 2007
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Telstra presentation to the Citigroup Investment Conference, London

Telstra announces planned €1.0 billion bond issue

Telstra presentation to the JB Were Australasian Conference, New York

Telstra announces successful €1 billion bond issue

Telstra reconfirms intention to withdraw New York Stock Exchange listing

Decrease in Telstra Instalment Receipts due to Prepayment

5 March 2007	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra presentation to the Citigroup Investment Conference, London
In accordance with the listing rules, I attach a copy of a presentation by Sol Trujillo, Telstra Chief Executive Officer, to the Citigroup Australia & New Zealand 4th Annual Investment Conference London, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited Citigroup Australia & New Zealand 4th AnnualInvestment Conference London March 2007 Sol Trujillo Chief Executive Officer
Disclaimer These presentations include certain forward-looking statements that are based on information and assumptions known to date and are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Tel stra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial techno logical changes taking place in the telecommunications industry; and the continuing growth in the da ta, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this presentation are unaudited and ba sed on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

1H07 Financial results (reported)

Telstra

$ billions (except margins & DPS)

	1H06	1H07	%
Sales Revenue	11.4	11.6	▲ 2.0
Operating Expenses	6.3	6.9	▲ 9.9
EBITDA	5.3	4.9	▼ 7.0
EBITDA Margin (%)	46.3	42.3	▼ 4.0
EBIT	3.5	2.9	▼ 15.7
NPAT [1]	2.1	1.7	▼ 20.1
Cash Operating Capex	2.0	2.5	▲ 22.8
Free Cash Flow	2.0	0.9	▼ 55.9
Ordinary DPS (cents) [2]	14.0	14.0	-

▲ 3.6%

Sales Revenue*

*normalised for Melbourne Yellow book

▲ 1.7%

EBITDA Margin**

**1H07 v 2H06 (normalised for Melbourne Yellow book and transformation costs)

(1) Before minority interests

(2) 1H06 excludes 6 cent per share special dividend

Beat Earnings Guidance ...Earnings pivot point reached whilst continuing to invest

3
Sales Revenue Drivers: $11.6b2%+$225m Drivers of Actual 1H07 1H07 Movement($m)Revenue Growth1H07($m)Growth % 296Total mobiles2,79811.8 150• Mobile services2,4416.5 146• Mobile handsets35769.2 166Retail broadband49750.2 70Wholesale broadband27933.5 41IP access 19327.0 (47)Specialised data404(10.4) (117) +57*Sensis885(11.7) (216)PSTN products3,615(5.6) * Normalised for deferral of Melbourne Yellow book +7% Mix change continues...growing in key markets4

Winning where it matters

Telstra

Mobiles	• 1.2m 3G SIOs - added more than 700,000 1H07 • Market leader at end of January – 4 months ahead of target • 3G ARPU uplift of $20 maintained • Next G™ driving content and applications – non SMS data ARPU +74%
Broadband	• Outgrowing competitors to increase market share by 1% to 45% • Beating nearest competitor 3:1 • Over 200,000 retail wireless broadband subscribers
PSTN	• Total line loss of 0.8% since June – best in class • Residential lines held at June levels – best in 5 years • Positive residential churn and market share gain – 1st time since comp
Sensis	• Online usage up 21% • Share of new media revenue increasing from 10% to 15% • SouFun triple digit percentage growth
Foxtel	• FOXTEL subscribers up 10% • FOXTEL subscriber revenue growth of 15% • 100% digital TV provider – cable analogue service switched off 1 Feb

Sustained growth in key platforms

5

Telstra's Competitive Advantage – NEXT G

Telstra

Penetration of base: Next G™ v 3G 2100

Next G	3G 2100
✓ FOXTEL by Mobile: 7%	✓ FOXTEL by Mobile: 0.8%
✓ Mobile Music: 24%	✓ Mobile Music: 5%
✓ Video Streams: 53%	✓ Video Streams: 11%

Next G™ v 3G 2100 Usage (Oct – Dec)



2100
Next G™
1.0X
3.3X
1.0X
2.1X
1.0X
7.4X
1.0X
11.3X
Music
Games
Video Streams
Video Calls



FOXTEL

- 4 new channels recently launched driving an increase in streaming minutes and customer take up
- Most popular channels are Fox 8, Comedy Channel and Disney Channel
- Increase in channel content: Simple Life & Jerry Springer (FOX8); MAD TV (Comedy Channel)

EUROSPORT news · NATIONAL GEOGRAPHIC CHANNEL · TVN · CARTOON NETWORK · FOX8 · MOVIES · GAMES

Changing the game in customer behaviour...leading the market

6

Transformation driving efficiency and cost take-out

Telstra

Wireless

- Next G™ peak network download speeds increased to 14.4Mbps
- Additional 400 base stations being rolled out in FY07
  - Deeper coverage,
  - More capacity
- >1800 more Next G™ base stations compared to CDMA
- Moving to one consolidated network
- 200km range extension completed at selected sites
- Trial of home based wireless broadband service

Wireline

- IP/MPLS Core and Multi Service Edge - turn up nearing completion
- Migrations of Internet backbone IP traffic (Telstra Internet Direct) to Core completed early Feb 07
- Migrations of Routed Data Network (RDN) underway
- Ethernet Aggregation and Transport deployments on track to carry traffic by end of June 07
- IP DSLAM ports on track to meet full year deployment target of 887k ports

IT

- On track
  - 1st release at the end of calendar 2007
  - 2nd release in late calendar 2008
- Delivered important capabilities
  - Integrated desktop
  - Telstra Service Delivery Platform
  - Telstra Retail Integrated Campaign Systems (TRICS)
  - Enterprise Program Management
  - Network Planning

Significant expense reduction on reaching Transformation Milestones

Organisation redesign

Operational improvement

IT transformation

Network fixes

Platform rationalisation

FY06 FY07 FY08 FY09 FY10

Increase in momentum as key milestones achieved

7

Transformation driving service improvements and productivity

Telstra

Service Levels

Getting there on time...


Over 90% of the time

Getting it right first time...


Over 96% of the time

Enterprise & Government


Best results on record

ADSL Held orders


Over 80% reduction since Sep 2005

BigPond cycle times


Down 19%

Productivity

Vehicles with GPS


Over 6,900 vehicles
- Higher productivity and vehicle visibility and more efficient scheduling

Investing in our people

Telstra
LEARNING ACADEMY

Over 6,400 participants
- Improved front-of-house and field workforce skills

Incentive Based Compensation


More than 80% front of house
- Improved staff performance

One factory increasing service levels, quality, efficiency and delivering benefits...headcount down 4,596 since June 2005

8

Addressing Key Market Misperceptions

Telstra

Perception	Facts
PSTN • FY06 is only the beginning of a long period where fixed line will decline at high single digit rates • Telstra's change in strategy to focus more on its 850MHz mobile network over its fixed line network is a concern	• Slowed PSTN revenue decline to 5.6% • Churn trend improving with positive PSTN churn from competitors since October 06 • Subscription pricing positive impact (4.2% of base) • Maintain strong focus on PSTN while also aggressively pushing Next G™ • Integration continues to benefit PSTN
NEXT G™ NETWORK • Next G™ could deliver significant benefits over time. However, this is dependent on resolution of launch-related technical issues such as handset availability • Telstra will have a lower range of more expensive handsets than its competitors given the limited deployment of 3G at 850MHz globally • Other carriers are expected to launch HSDPA shortly, offering similar speeds to Telstra potentially eliminating any competitive advantage	• Network operating very well, all material technical issues resolved • Now added 415,000 Next G™ subscribers since launch with current handset range • 13 Next G™ handsets and 13 data devices to be available by March 07. On average Next G™ handsets cheaper than 2100 handsets • Next G™ peak network speed increased to 14.4Mbps - next best is still only 3.6Mbps on less than 1% of the coverage area
PROPERTY RATIONALISATION • Potential to close and sell between 3,000-5,000 exchanges as they won't be needed under the new network architecture	• Approximately 200 exchange buildings may fit criteria for potential sale – to be considered on a case by case basis . Any benefits materialising 2010 and beyond

Disconnect between perceptions and strategy

9

FY2007 Guidance

Telstra

Guidance on Reported Numbers

Revenue	Growth of +2.5% to +3.0%
Depreciation & Amortisation	D & A similar to FY06 incl accelerated D & A of $300m to $350m
EBIT	Growth in range of +3% to +5%
EBIT (2H07)	Growth in range of +37% to +40%
Cash operating capex	Range $5.4bn to $5.7bn due to transformation
Dividend	Intention to pay 14c final dividend

Top line momentum continues...revenue and earnings guidance increased

10

Long Term Management Objectives unchanged* Guidance on Reported Numbers (base year FY05) Revenue 2.0% to 2.5% pa to FY10 Growth New product In excess of 30% sales revenue FY10 revenue Cost growth2.0% to 3.0%pa to FY10 EBITDA ($)2.0% to 2.5%pa growth to FY10 EBITDA 46% to 48%pa by FY10 margin WorkforceDown 12,000 by FY10 Capex10% to 12% of revenue by FY10 Free cash flow$6b to $7b by FY10 * Based on no FTTN and ULL Band 2 price of $17.70 p/m with 100% flow on to 11 retail prices and no further adverse regulatory outcomes

Regulation – Key Issues

Telstra

	Status	Recent developments
ULL	• Telstra appealed ACCC's rejection of Telstra's $30 average undertaking to the ACT – decision expected early 2007 • ACCC issued revised interim determinations in Dec 06 containing Band 2 price of $17.70 p/m	• Telstra has lodged a constitutional challenge in High Court to protect shareholder interest
LSS	• Interim determination issued in two LSS arbitrations at the rate of $3.20/month. • Final ACCC pricing determination expected in first half of 2007	

High Court challenge lodged

12

Summary 13 months into a 5 year transformation plan On or ahead of plan on all fronts Winning where it matters Broadband, 3G, Online, Integration Creating new opportunities Evolution to MediaComms Improving operational performance Churn, 3G/Broadband Market share, Productivity Momentum continues across all business units13

7 March 2007	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra announces planned € 1.0 billion bond issue
I attach the following documents for release to the market:
•	media release;

•	the Supplement dated 6 March 2007 to the Debt Issuance Program Prospectus dated 12 October 2006, which was lodged by Telstra and approved for listing on the London Stock Exchange by the United Kingdom Listing Authority on 6 March 2007 (London time); and

•	Fixed Income Investor Briefing presentation pack.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

7 March 2007	039/2007
Telstra announces planned € 1.0 billion bond issue
Telstra today announced plans to approach the Eurobond market with a long term bond issue of up €1.0 billion.
Telstra Chief Financial Officer, Mr John Stanhope, said the proposed borrowing, conducted under Telstra’s Global Debt Program, would build on Telstra’s long standing presence in the Eurobond market in which it is a regular issuer.
“We feel confident that debt markets are strong and that investors will provide solid support for the new issue,” Mr Stanhope said.
Mr Stanhope said that market confidence in Telstra had been buoyed by the company’s successful privatisation through the T3 share offer, followed by its recent half yearly results which showed that Telstra’s transformation is on target.
Mr Stanhope said that the size and tenor of the bond issue would be set following feedback from the market, but that Telstra would remain within or below its capital management parameters after the bond issue was completed.
Telstra has appointed JPMorgan, BNP Paribas, Deutsche Bank and Barclays Capital to act as Joint Lead Managers for the issue.
The proceeds of the borrowing will be used for general corporate funding requirements, with a significant proportion directed to refinancing of short term debt.
Telstra is Australia’s leading telecommunications service provider with long term ratings of A (negative outlook) by Standard & Poor’s, A2 (negative outlook) by Moody’s and A+ (negative outlook) by Fitch.
Telstra Media Contact:
Rod Bruem
Tel: (02) 9206 0092
Mob: 0438 288 010
De143Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at: www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au
Telstra Corporation Limited
ABN 33 051 775 556

Supplement dated 6 March 2007
Telstra Corporation Limited
(ABN 33 051 775 556)
Debt Issuance Program
This supplement (Supplement) to the prospectus dated 12 October 2006 ( Prospectus ) constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 and is prepared in connection with the Debt Issuance Program established by Telstra Corporation Limited (Issuer). Terms defined in the Prospectus have the same meaning when used in this Supplement.
This Supplement is supplemental to, and should be read in conjunction with, the Prospectus. It has been prepared by and issued with the authority of the Issuer. The Issuer accepts responsibility for all information contained in this Supplement.
To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.
Statements contained in this Supplement will, to the extent applicable and whether expressly, by implication or otherwise, be taken to modify and supersede statements incorporated in the Prospectus. To the extent that there is any inconsistency between any statement in this Supplement (or any statement incorporated by reference into the Prospectus by this Supplement) and any other statement in the Prospectus the statements in this Supplement prevail.
Save as disclosed in this Supplement, or in any document incorporated by reference in this Supplement, no significant new factor, material mistake or inaccuracy relating to information included in the Prospectus has arisen or been noted, as the case may be, since the publication of the Prospectus.
Supplementary Information
Publication of Interim Results
On 15 February 2007, the Issuer published its unaudited consolidated financial results for the six months ended 31 December 2006. A copy of those interim unaudited financial statements has been filed with the UK Listing Authority and, by virtue of this Supplement, those interim financial statements are incorporated in, and form part of, the Prospectus. This Supplement and copies of the documents incorporated by reference will also be published on the website of the Issuer.
Changes to Risk Factors
The information set out under the heading “Access pricing” on page 12 of the Prospectus is deleted and replaced with the following:
The ACCC requires us to provide certain services to our competitors using our networks at a price based on the ACCC’s calculation of the efficient costs of providing these services if the parties fail to agree a price. In many cases we believe that the ACCC proposes prices that are below our efficient cost of supply. The ACCC is yet to issue its final determinations on the prices it will allow us to charge for various wholesale services including unconditioned local loop service (“ULLS”) and spectrum sharing service (“SSS”). We believe that these are extremely important matters for the financial performance of our business. The ACCC has issued interim determinations in each of the ULLS arbitrations to which we are a party, reducing the price from A$22.00 to A$17.70 per line per month in band 2 (metropolitan areas, where the greatest number of ULLS services will be provided). We are required by law to average our prices for a basic line rental service for all retail customers across Australia, but the ACCC will not follow the same principle for wholesale customers, instead setting prices which differentiate between metropolitan and non-metropolitan areas (de-averaged prices), well below our estimates of the efficient costs. This will enable our competitors to target customers in higher density areas where access prices are low, leaving us to provide services to some customers in high cost, low density areas at the same retail price as in metropolitan areas. The ACCC may reduce access prices further which would adversely affect our revenues, earnings and shareholder returns, including dividends. In addition, in December 2006 the ACCC issued two interim decisions in SSS arbitrations significantly reducing the monthly charge to A$3.20. We believe such a price would lead to accelerated growth in SSS enabling our competitors to provide broadband and VoIP services with greater growth opportunities while we are restricted to supplying basic access services. In addition, we believe such reduced access prices would be likely to lead to a reduction in our retail prices. Final determinations by the ACCC for ULLS and SSS are expected in the first half of 2007.
Paragraph 2 on page 16 of the Prospectus with the heading “The success of our information strategy is highly dependent on key personnel at Telstra and the loss of one or more of these key executives could materially impact the timely and effective implementation of this strategy” is deleted in its entirety (including the heading itself).
The first two sentences under the heading “Future sales of a substantial portion of our shares by the Future Fund could depress the market price for our shares and other equity interests” on page 18 of the Prospectus are deleted and replaced with the following:
The Commonwealth has transferred its Telstra shares not sold in the Global Offering to the Future Fund, a Commonwealth investment fund. The Future Fund now has a substantial shareholding in Telstra.
The heading “There are significant differences between the Commonwealth and the Telstra Board with respect to the nomination for election as a director of Mr Geoffrey Cousins” on page 18 of the Prospectus and the information under that heading on pages 18 and 19 of the Prospectus are deleted in their entirety.
The heading “The price at which Telstra instalment receipts trade may be higher or lower than the price you pay for them” on page 19 of the Prospectus and the paragraph under it are deleted.
The heading “There may not be an active trading market for the instalment receipts” on page 20 of the Prospectus and the paragraph under it are deleted.
The information set out under the heading “There may be a lower level of dividends” of page 20 of the Prospectus is updated by inserting the following sentence at the beginning of the paragraph under this heading:
Telstra’s Board of Directors declared a fully franked interim ordinary dividend of 14 cents per share, payable on 30 March 2007.
Changes to Corporate Profile
The information set out under the heading “History and Development of the Company” on page 26 of the Prospectus is deleted and replaced with the following:
Our origins date back to 1901, when the Postmaster-General’s Department was established by the Commonwealth Government to manage all domestic telephone, telegraph and postal services, and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth Government to manage international telecommunications services. Since then, we have undergone many changes and been renamed several times as follows:

•	the Australian Telecommunications Commission, trading as Telecom Australia, in July 1975;

•	the Australian Telecommunications Corporation, trading as Telecom Australia, in January 1989;

•	the Australian and Overseas Telecommunications Corporation Limited in February 1992;

•	Telstra Corporation Limited in April 1993, trading internationally as Telstra; and

•	trading domestically as Telstra in 1995.
We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia’s telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997 under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the Australian Stock Exchange (ASX) and on the New Zealand Stock Exchange.
A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999.
In November 2006 as part of the Global Offering the Commonwealth completed a further sale of approximately 35.0% of our issued shares, taking its equity holding in us from 51.8% to 17.8%. The Commonwealth transferred its remaining shares into the Future Fund on 28 February 2007.
The sentence “On the date of this Prospectus the Commonwealth owns approximately 51.8% of our shares” under the heading “Brief Description of the Telstra Group” on page 26 of the Prospectus is deleted.
The information set out in the section entitled “Directors” in the table on page 34 of the Prospectus and the paragraph immediately below that table are deleted and replaced with the following table:
  As at 6 March 2007, our directors were as follows:

			Year of initial	Year last
Name	Age	Position	appointment	re-elected (1)
Donald G McGauchie	57	Chairman	1998	2005
Solomon D Trujillo(2)	55	Chief Executive Officer	2005	2005
Geoffrey Cousins	64	Director	2006	—
Belinda J Hutchinson	53	Director	2001	2004
Catherine B Livingstone	51	Director	2000	2005
Charles Macek	59	Director	2001	2006
John W Stocker	61	Director	1996	2006
Peter J Willcox	61	Director	2006	—
John D Zeglis	59	Director	2006	—

(1)	Other than the CEO, one third of directors are subject to re-election by rotation each year.

(2)	Sol Trujillo was appointed CEO on 1 July 2005.
The following biography for Geoffrey Cousins is inserted on page 35 of the Prospectus below the biography for Solomon D. Trujillo and above the biography of Belinda J Hutchinson:
Geoffrey Cousins
Director since 14 November 2006
He has more than 26 years experience as a company director. He is currently: Director of Insurance Australia Group (2000-) and Director, Cure Cancer Australia. He was formerly Director, Globe International Limited (2001-2003), Chairman and Chief Executive, George Patterson Australia, Director Publishing and Broadcasting Limited, the Seven Network,

Hoyts Cinema Group and NM Rothschild & Sons Limited, and Chief Executive, Optus Vision. He was also a part-time consultant to the Prime Minister for nine years.
This information set out under the heading “Directors’ and senior executives’ shareholdings in Telstra” on page 40 of the Prospectus is deleted and replaced with the following:
As at 28 February 2007, the directors’ and senior executives’ shareholdings in Telstra are:
Directors

	Number of shares or instalment receipts held
	Direct	Indirect
	interest	interest(1)	Total
Donald G McGauchie	29,666	82,666	112,332
Sol Trujillo	250,000	—	250,000
Geoffrey Cousins	—	1,747	1,747
Belinda J Hutchinson	38,912	199,521	238,433
Catherine B Livingstone	21,637	42,056	63,693
Charles Macek	—	108,282	108,282
John W Stocker	2,953	129,196	132,149
Peter J Willcox	—	48,023	48,023
John D Zeglis	16,500	5,355	21,855

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.
Key management personnel

	Number of shares held
	Direct	Indirect
	interest	interest	Total
Bruce Akhurst	4,880	17,000	21,880
Kate McKenzie	—	—	—
David Moffatt	364,722		364,722
Deena Shiff	5,680		5,680
John Stanhope	121,674		121,674
David Thodey	173,604	800	174,404
Greg Winn	—	—	—
Changes to Legal Proceedings
The heading “High Court challenge” and the following paragraph is inserted under the heading “Legal proceedings” on page 40 of the Prospectus:
On 24 January 2007, Telstra commenced proceedings in the High Court of Australia against the Commonwealth, the ACCC and eleven access seekers who had, prior to January 2007, notified access disputes in respect of ULLS and/or SSS. Telstra is seeking declaration from the High Court that Part XIC of the Trade Practices Act is invalid as it applies to ULLS and SSS, together with administrative relief directed at each of the specific access disputes. The matter was heard (for first directions only) on 8 February 2007 and orders were made for the filing of pleadings and requests for particulars. The matter has been relisted for 20 March 2007. The aim of this legal action is to ensure that the laws governing competition in the Australian telecommunications industry comply with a Constitutional right guaranteed to all Australians. In particular, the Australian Constitution guarantees every citizen the right to fair compensation when their property is compulsorily acquired. Telstra’s view is that both ULLS and SSS, being services that involve the unbundling of Telstra’s copper loops from its exchanges to customer premises, amount to an acquisition of property for the purposes of the Australian Constitution. As Part XIC of the Trade Practices Act does not in our view guarantee Telstra “just terms” compensation for these services and as the ACCC has priced the services below cost, the legislation is unconstitutional and therefore invalid in so far as it relates to these services. The proceeding is considered unlikely to have any material effect on our overall business or financial position.
The information under the heading “Shareholder class action” on page 41 of the Prospectus is deleted and replaced with the following:
In January 2006, a shareholder commenced a representative proceeding in the Federal Court against us. The statement of claim alleges that we breached the Corporations Act and the ASX Listing Rules between 11 August and 7 September 2005 by failing to disclose to the ASX or in our fiscal 2005 full year accounts (1) that our CEO, Mr Trujillo had formed an opinion that there had been past deficiencies in operating expenditure and capital expenditure on telecommunications infrastructure, (2) that our CEO had forecast a significant and accelerating decline in our PSTN business, and (3) that we had communicated these matters to the Commonwealth. The claim seeks orders for compensation for the class of shareholders who bought shares between 11 August and 6 September 2005. The proceeding is considered unlikely to have any material effect on our overall business or financial position. We are vigorously defending the claim.
The information set out under the heading “Commonwealth as shareholder” on page 42 is deleted and replaced with the following paragraphs:
The Commonwealth has sold down its original 100% equity holding in us in three tranches: it sold 33.3% of its shares in November 1997; it sold an additional 16.6% of shares in October 1999 and a further 24.1% of shares in November 2006. Now that the transfer of its remaining shares to the Future Fund is complete the Commonwealth does not hold any shares in the Company.
In September 2005, the Commonwealth amended the Telstra Act by passing the Telstra (Transition to Full Private Ownership) Act 2005 (the “Transition to Full Private Ownership Act”) to enable the Commonwealth to undertake a sale of all or part of its remaining stake in Telstra.
In November 2006, the Commonwealth sold approximately 34% of its shares in a global offering taking its equity holding in us from 51.8% to 17.8%. The sale was completed when the 30 day over-allocation option given by the Commonwealth to the banks who conducted the sale on its behalf was exercised in December 2006. The remaining shares held in us by the Commonwealth were transferred to the Future Fund on 28 February 2006. After a two year escrow period (which is subject to several exceptions), the Future Fund is expected to sell down its Telstra shareholding over the medium term to a market-weight holding.
The first three paragraphs under the heading “Changes to Commonwealth control after close of Global Offering” on page 42 of the Prospectus are deleted and replaced with the following paragraphs:
Under the amendments to the Telstra Act made by the Transition to Full Private Ownership Act, certain provisions in the Telstra Act have ceased to have effect or apply to us since the Commonwealth’s ownership of Telstra has fallen below two particular levels. Those two ownership levels are less than 50% and 15% or less. For this purpose, Telstra shares transferred to the Future Fund following completion of the Global Offering are not considered to be owned by the Commonwealth.
The Commonwealth’s ownership of Telstra fell below 50% on completion of the Global Offering (excluding the over allotment option on 24 November 2006). As a result of this, we have lost Australian capital gains tax (CGT) exempt status on assets that we acquired before 20 September 1985. Accordingly, any future gains in the value of these assets after completion of the Global Offering will be taxable upon disposal of the asset by us. Since we do not currently intend to dispose of any material assets acquired before 20 September 1985, the loss of CGT exempt status for these assets is not expected to have a material impact on Telstra.
The legislative consequences of the Commonwealth’s ownership of Telstra having fallen below 50% are not considered to have a material impact on Telstra but include:
The fifth paragraph under the heading “Changes to Commonwealth control after close of Global Offering” on page 43 of the Prospectus is deleted and replaced with the following paragraph:
The Commonwealth’s ownership of Telstra fell to 15% or less when the Commonwealth transferred to the Future Fund its Telstra shares that were not sold as part of the Global Offering. This occurred on 28 February 2007. The main consequences of the Commonwealth’s ownership of Telstra falling to 15% or less are:
Changes to General Information
The heading “Updated Telstra Foreign Ownership Regulations” and the following paragraph is inserted under “Legal Proceedings” and before “Financial information and accounts” on page 126 of the Prospectus:
Our constitution contains provisions designed to enable us to monitor and enforce the restrictions on certain foreign ownership stakes in us under the Telstra Act. Following the adoption of our new constitution, we released an updated version of Telstra’s Foreign Ownership Regulations.
The heading “Change of Auditor” and the following paragraph is inserted after “Financial Information and accounts” and before “Material Change” on page 126 of the Prospectus:
Following the completion of the Global Offering the Auditor-General resigned as Telstra’s auditor, as foreshadowed in the prospectus for the Global Offering. Ernst & Young have been appointed as Telstra’s auditor, having acted as agent of the Auditor General to assist in performing independent external audit duties since fiscal 2000. Ernst & Young’s appointment extends to the year ending 30 June 2009, subject to confirmation of their appointment at Telstra’s 2007 annual general meeting.
The heading “New Constitution” and the following paragraph are inserted under the above supplemented insertion “Change of Auditor” and before “Material Change” on page 126 of the Prospectus:
At Telstra’s annual general meeting held on 14 November 2006, our new constitution was adopted. One of the main reasons for amending the constitution was to reflect the change in the Commonwealth’s ownership of Telstra.

PRINCIPAL OFFICE OF THE ISSUER
Telstra Corporation Limited
242 Exhibition Street
Melbourne Victoria 3000
Australia
Tel: +61 (0) 3 9634 4000
REGISTERED OFFICE OF THE ISSUER
Level 41
242 Exhibition Street
Melbourne Victoria 3000
Australia
Tel: +61 (0) 3 9634 4000
ARRANGER
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom
AUDITORS OF THE ISSUER
Ernst & Young
8 Exhibition Street
Melbourne Victoria 3000
Australia
FISCAL AGENT AND PAYING AGENT
Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom
PAYING AGENT
Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg
AUSTRALIAN REGISTRAR
Austraclear Services Limited
20 Bridge Street
Sydney NSW 2000
Australia
NEW ZEALAND REGISTRAR
Computershare Investor Services Limited
Level 2
JD Edwards Building
159 Hurstmere Road
Takapuna
Auckland 1020
New Zealand

LEGAL ADVISERS
to the Issuer as
to Australian and English law

Mallesons Stephen Jaques	Mallesons Stephen Jaques
Level 50	6th Floor
Bourke Place	Alder Castle
600 Bourke Street	10 Noble Street
Melbourne Victoria 3000	London EC2V 7JX
Australia	United Kingdom

to the Arranger	to the Issuer	to the Issuer as to Canadian
as to English law	as to New Zealand law	law

Clifford Chance LLP	Bell Gully	Stikeman Elliott LLP
10 Upper Bank Street	Vero Centre	Dauntsey House
London E14 5JJ	48 Shortland Street	4B Frederick’s Place
United Kingdom	Auckland	London EC2R 8AB
	New Zealand	United Kingdom

Telstra Corporation Limited Fixed Income Investor Briefing March 2007

Disclaimer These presentations include certain forward-looking statements that are based on information and assumptions known to date and are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Tel stra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include g eneral economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial techno logical changes taking place in the telecommunications industry; and the continuing growth in the d ata, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this presentation are unaudited and bas ed on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally availabl e information unless otherwise indicated.

Contents Telstra- the company4 Financial- overview12 Financials- latest 6 months21 Regulation24 Debt27 Summary33

Telstra – who are we? Australia’s leading telecommunications and information services company 13th largest telco globally (Forbes 2006) Full service, fully integrated operating model Telstra has in Australia around: –Access 9m lines –Mobiles 9m customers –Online 4.3m internet customers –PayTV 1.2m customers in Foxtel (50% owned by Telstra) International presence in New Zealand, Hong Kong and regional networks and leading real estate website in mainland China Continuous, rigorous, public, political and regulatory scrutiny Telstra- a well established, world class telco

Ownership Structure Pre- 24 November 2006 Public & Institutions Govt of Australia 48% 52%Australian International Retail 23% Inst.17% Inst.8% Now Govt of Australia Public & Institutions Future Fund 17% “arms length” from government 83% 2 year Future Fund lock-up (from November 2006)Market capitalisation $A53b (Share price = $A4.25 approx.) Foreign ownership limit=&lt; 35% total (=&lt;5% individual)Shareholders = 1.6m Size, ownership constraints and regulatory issues are challenges to change of control

Diverse revenue streams (YE June 06)

Telstra



Solutions Mgmt 4%
Offshore 8%
Intercarrier Services 1%
Data & Internet 16%
Other* 6%
Inbound Calling Products 2%
Basic Access 15%
Local Calls 4%
Mobiles 22%
Long Distance 4%
PSTN Value Added Services 1%
Fixed to Mobile 7%
Sensis (Advert. / Directories) 8%
Fixed Interconn. 1%
Internat. Direct 1%

* Other includes payphones & customer premise equipment

Strength and diversity with trend from voice to data products

6

We are undergoing transformation

Telstra

Focusing on customers	Using "market based management" (offerings tailored to customer needs and lifestyles)
Producing customer friendly products	Create world of 1 touch, 1 click, 1 screen, 1 button, 1 step solutions- simple, easy and valued
Building "next generation" wireline network	Constructing state-of-the-art IP networks
Deploying national wireless broadband network	Launched Next G ™network, Australia's only national wireless broadband 3G network
Simplifying systems	Reducing number and complexities of our systems
Transforming culture	Investing in employees to better serve customers and create value for shareholders

A 5 year transformation process is underway which commenced November 05

7

Vision is true differentiation

Telstra

Best delivery networks

- Superior NEXT G 3G network
- Robust IP / MPLS core
- Broadest fixed line reach and QoS
- Differentiated multi-platform capability

Superior content and services

- Foxtel, Sensis, BigPond, Trading Post, Soufun
- Unique ability to access, build, acquire and monetise

Deepest customer understanding

- Richest needs-based customer segmentation
- Largest customer base
- Broadest channels
- Highest brand awareness
- Emerging competitive culture
- Market based management

Integrated company delivering a "1 click, 1 touch, 1 screen, 1 button" user experience

8

Telstra's Transformation is on track and gaining momentum

Telstra

			On Track
Wireless	Deployment of national 3G (850 Mhz) network	• 98% population coverage • Better in-building coverage • network data speeds 1.1Mbps at launch, increased to 14Mbps in 2007	✓
Wireline	Deployment of IP/MPLS Core, Multiservice Edge and IP-DSLAMs	• Reduced network complexity • Far greater capacity and speed • Reduced operating costs	✓
Market Based Mgmt	Superior understanding of customer	• Reduced time to market • Focused and effective go-to-market	✓
IT Systems	Transformation delivers cost effective processes	• Reduced cost of ownership	✓

... to deliver superior operating leverage moving forward

9

Evolving to new style telco Old PSTN TelcoNew Digital Telco Physical elementsSoftware defined Products delivered Services delivered manuallyelectronically Limited leverageLow marginal cost Carriage based products Value–add products and and servicesservices Effectively managing transition10

SEC deregistration SEC proposed new rules (December 2006) allowing foreign companies to deregister and delist provided: — average US trading volume 5% of home exchange turnover (equity) -U.S resident holders 300 (debt) Telstra satisfies above rules and will deregister at earliest opportunit y once rules final ised (final rules expected by end-March 2007) Following deregistration will no longer file Form 20F (USGAAP) annual reports with SEC or comply with NYSE listing rules Reporting obligations will continue to be determined by Australian Corporations Act and Australian Stock Exchange (ASX) continuous disclosure listing rules Annual Debt Prospectus update lodged with UKLA Robust reporting and disclosures processes maintained11

Financials- overview

5 year financial summary

Telstra

A$b	5 years ended 30 June 2002	2003	2004	2005	2006
Total revenue	20.6	21.0	21.2	22.5	23.1
EBITDA	9.5	9.2	10.2	10.5	9.6
EBIT	6.2	5.7	6.6	6.9	5.5
Net Profit (after-tax)	3.7	3.4	4.1	4.3	3.2
Shareholders equity	14.1	15.4	15.4	13.7	12.8
Operating cashflow	7.9	8.0	8.2	9.0	8.6
Return an average equity (%)	26.8	23.2	26.8	30.6	24.2
Free cashflow (after capex)	3.8	4.6	4.2	5.2	4.6
Operating capex	3.1	2.4	3.4	3.5	4.3
Gross debt	13.7	12.3	11.9	13.3	13.7
Net debt	12.3	11.0	11.2	11.8	13.1

Steady results in period of industry turbulence and revision

13

Sales Drivers- FY 2006 MovementDrivers of Growth Actual $m% $mRevenue Growth 284Mobiles4,9726.1 267Retail Broadband73058 200Wholesale Broadband46177 126Sensis (Adv & Directories)1,7117.9 98Internet Direct & IP Solutions42829 58Solutions Management9896.2 (82)Specialised Data884(8.5) (83)ISDN807(9.3) (540)PSTN Voice7,478(6.7) Delivering on key revenue targets

Retail Broadband- FY 2006 RevenuesRevenue growth of 58% Retail broadband market share increased to 44% Retail broadband SIOs increased by 72% Wireless broadband SIOs grew 424% $730mCompetition driving ARPU down across the market +58% $463m Customers FY05FY0644% 43% 42% 41% Retail Broadband ARPU per month ($)41% Retail market share 80 1,476k 1,188k 60856k 623k 40427k 20FY04 1H05 FY051H06FY06 Retail broadband subscribers Includes retail broadband, Mobile 0including wireless broadbandbroadband and Internet Direct (Retail 1H04 2H04 1H05 2H05 1H06 2H06ADSL) customers Market leading churn at low 1.3% per month15

Mobiles- FY 2006

Telstra


Mobiles Revenue
$4,688m
+6.1%
$4,972m
Mobile Handsets
$381m
+23%
$467m
$4,307m
+4.6%
$4,505m
FY05
FY06


Mobiles ARPU per month ($)
FY ARPUs
Postpaid
Blended
Prepaid
Data
60
40
20
0
1H04
2H04
1H05
2H05
1H06
2H06

Postpaid base %

	2005	2006	%
Telstra	57%	58%	+1
Optus	47%	44%	-3
Vodafone	29%	27%	-2

- Mobile data revenue growth of 26%
- SMS messages exceeded 3 billion, up 32%
- Non SMS data revenue up 121%
- 3G subscribers grew 497% in 2H
- 3G average spend 37% more than 2G
- Capped plans 7.4% of postpaid mobile base
- SACs (blended) increased 14% to $137

Strong 3G take up

16

Sensis- FY 2006 Revenue12.7m Australians use a Sensis service more .% 9$1,826mthan 10 times each per month (1) $1,708m+6 $209mAccounts for almost 14% of the Australian $177mEmerging Business $143mmain media advertising market (2) $154mClassifieds Online usage up 27% to 7.4 million $269mWhite Pages®$302m -Print & Onlineunique browsers (3) Over 60 million Whereis® maps downloaded each month $1,108mYellow Pages®$1,172mHigh customer satisfac tion with sales reps. -Print & Online Underlying EBIT $932m FY05 FY06$845m Strong online revenue growth 10.2% Yellow Pages online 54% to $124m Reported EBIT growth of 7.7% to $910m Directory margins improving, especially online Delivered on full year guidance FY05 FY06 (1) Roy Morgan Single Source Australia, April 2005 — March 2006, base Australians 14+ (2) Sensis data and CEASA Main Media Report, 2005 (3) Nielsen / NetRatings Site Census, June quarter 2006 v 2005 Strong 2H revenue growth of 9%

PSTN- FY 2006 8,100PSTN Revenue & SIO $8,018m ($44m)-6.7% ($261m) 7,900 10.2m ($100m) 7,700($33m) 10.1m ($75m) ($4m) ($23m)$4,132m 7,500$7,478m$3,886m $3,818m10.0m $3,660m 7,300 1H052H051H06 2H06 7,100 Basic LocalFixed toRevenue SIO FY05 Access CallsSTD IDMobileVAS Terminating FY06 Revenue decline slowed in 2H to 5.8% v 1H 7.6%PSTN Revenue Growth Broadband migration causing loss of 2nd line2% 0% 1H04 2H04 1H05 2H05 1H06 2H06 Capped plans pushing fixed to mobile substitution(2%) (4%) Competition forcing yields down(6%) (8%) Churn metrics improved in 2H Subscription pricing launched in April Innovative pricing helping to slow PSTN decline

Long Term Management Objectives * (issued February 2007) Guidance on Reported Numbers Revenue 2.0% to 2.5% pa to FY10 Growth New product In excess of 30% sales revenue FY10 revenue Cost growth2.0% to 3.0%pa to FY10 EBITDA ($)2.0% to 2.5%pa growth to FY10 EBITDA 46% to 48%pa by FY10 margin WorkforceDown 12,000 by FY10 Capex10% to 12% of revenue by FY10 Free cash flow$6b to $7b by FY10 * Based on no FTTN and ULL Band 2 price of $17.70 p/m with 100% flow on to 19 retail prices and no further adverse regulatory outcomes

Employee superannuation Defined benefit scheme in-place for some employees (Telstra has investment risk) Defined benefit scheme closed since July 1999 and obligations declining Accumulation scheme covers majority of employees and all new employees (employee has investment risk) Superannuation fund managed independently by Telstra Super Pty Ltd (not controlled by Telstra) Superannuation obligations are over-funded and Telstra has “contrib ution holiday” (asset/liability ratio = 115 % as at June 2006) No requirement to fund scheme until asset/liability ratio = 103 % Superannuation fund soundly managed with healthy surplus20

Financials- latest 6 months (to 31 December 2006) Released 15 February 2007

International

Telstra

CSL New World

Create a Simple Life

HK$	FY05	FY06	% ▲
Income	4,308	4,831	12.1
EBITDA	1,272	1,390	9.3
EBIT	725	686	(5.4)
Shareholding			76%

- CSL and New World merger completed on March 2006
- 3 months NW results included
- Merger synergies starting to be realised
- Integration on track
- Leading mobile operator in Hong Kong

TelstraClear

NZ$	FY05	FY06	% ▲
Income	676	693	2.5
EBITDA	122	124	1.6
EBIT	(19)	(20)	(5.3)%
Shareholding			100%

- Net income up 2.5%
- Calling revenues declined due to strong retail competition
- Strong growth in business sector
- Evaluating strategic options given regulatory environment

搜房 SouFun

AU$	1H07
Income	22m
EBITDA	9m
EBIT	6m
Shareholding	55%

- Triple digit top line growth of 107% and bottom line growth of 131%

CSL & New World merger completed- Soufun acquired August 2006

22

1H07 Financial Results (Reported)

Telstra

$b (except margins & DPS)

	1H06	1H07	%	Guidance
Sales Revenue	11.4	11.6	▲ 2.0	▲ 2.5-3.0% (FY07)
Operating Expenses	6.3	6.9	▲ 9.9	-
EBITDA	5.3	4.9	▼ 7.0	-
EBITDA Margin (%)	46.3	42.3	▼ 4.0	-
EBIT	3.5	2.9	▼ 15.7	▲ 3.0-5.0% (FY07) ▼ -17 to -20% (HY07)
NPAT [1]	2.1	1.7	▼ 20.1	-
Cash Operating Capex	2.0	2.5	▲ 22.8	▲ $5.4b to $5.7b (FY07)
Free Cash Flow	2.0	0.9	▼ 55.9	-
Ordinary DPS (cents) [2]	14.0	14.0	-	aim to pay 14c final

(1) Before minority interests
(2) 1H06 excludes 6 cent per share special dividend

Beat earnings guidance- earnings pivot point reached whilst continuing to invest

23

Regulation

Industry/Regulatory framework

Telstra



Ombudsman
TIO
Consumer policy
Service quality
USO
Other (eg free Direct Access)
ACMA
Price Caps
Access deficit
Investment impact
Competition policy
Conduct regime
Access regime
ACCC
Technical regulation
ACIF

ACCC = The Australian Competition and Consumer Commission
ACMA = Australian Communications and Media Authority

ACIF = Australian Communications Industry Forum
TIO = Telecommunications Industry Ombudsman

Australia- well established regulatory environment

25

Regulation- Key Issues

Telstra

	Status	Recent developments
Unbundled Local Loop (ULL)	• Telstra appealed ACCC's rejection of Telstra's $30 average undertaking- decision expected early 2007 • ACCC issued revised interim determinations in Dec 06 containing Band 2 price of $17.70 p/m	• Telstra has lodged a constitutional challenge in High Court to protect shareholder interest
Line Sharing Service (LSS)	• Interim determination issued in two LSS arbitrations at the rate of $3.20/month • Final ACCC pricing determination expected in first half of 2007	

High Court challenge lodged

26

Debt

Long term debt maturity profile (February 2007) A$b Long Term Debt Average Maturity (years) 3 Current4.3 Target3 Q6 2.5 2 1.5 1 0.5 0 07/08 08/09 09/10 10/11 11/12 12/13 13/14 14/15 15/16 16/17 17/18 18/19 19/20 20/21Years Borrowing to lengthen maturity profile 28

06/07 funding overview Funding Requirements:A$ b Maturing long term debt0.4 Net internal cash flow2.1 Total2.5 Funding Sources Long term borrowings (proposed)1.6 Private Placements (completed)0.6 Increased short term borrowings0.3 Total2.5 Note: Approximate only. Are adjusted continually over year to reflect cash flows, capital investments, sales, etc. which are dynamic Return to debt markets following T3 in November 200629

Key debt parameters (30 June) A$bJune 20022003200420052006Target Zone (set mid-2005) Gross Debt13.712.211.813.313.8-Net Debt (1)12.310.911.111.813.1-Interest Cover (2)10.710.214.111.910.3 > 7 times Net Debt Ratio (%) (3)46.541.642.145.950.455-75% Debt Coverage Ratio (4)1.31.21.11.11.41.7-2.1% (1) After deducting cash & liquid financial investments from Gross Debt (2) Net interest cover based on EBITDA & includes capitalised interest (3) Net Debt/(Net Debt + SHF) (4) EBITDA/Net Debt Reflect financial strength and flexibility30

Telstra credit ratings Agency LongShortOutlook Standard & Poor’s AA1Negative Moody’sA2P1Negative FitchA+F1Negative Negative outlook largely reflects regulatory and transformation risk31

Telco credit ratings (February 2007)

Telstra


Moody's
Telstra
AT&T
Vodafone
SBC Comm.
Verizon
BellSouth Corp
KT Corp
Bell Canada
TCNZ
FT
TELEF
NTT
SingTel
Telia Sonera
DT
BT
KPN
Sprint Nextel
QWest
C&W
Aa1
Aa2
Aa3
A1
A2
A3
Baa1
Baa2
Baa3
Ba1
Ba3
S&P
Telstra
Bell Canada
Verizon
Telia Sonera
AT&T
FT
SBC Comm
DT
BT
BellSouth Corp
Vodafone
TELEF
NTT
SingTel
TCNZ
KT Corp
KPN
Sprint Nextel
QWest
C&W
Investment grade
Non investment grade
AA+
AA
AA-
A+
A
A-
BBB+
BBB
BBB-
BB+
BB
BB-
average
Outlook
Negative
Positive

A mid range Telco credit

32

Summary

Investment highlights Full service and fully integrated telco- strong position & wide rang e of products & services Diversity- from an Australian investment Regulatory regime- well established competitive environment Strongest Australian-based franchise- No. 1 position in all domestic segments Proven record in highly competitive environment Strong cash flows Transformation Plan- progressing well and on-track Opportunity for quality investment offering diversity34

Telstra Treasury Website www.telstra.com.au/abouttelstra/investor/treasury/index.cfm

9 March 2007	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra presentation to the JB Were Australasian Conference, New York
In accordance with the listing rules, I attach a copy of a presentation by Sol Trujillo, Telstra Chief Executive Officer, to the JB Were 3rd Annual Australasian Conference, New York, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited JB Were 3rd Annual Australasian Conference New York March 2007 Sol Trujillo Chief Executive Officer
Disclaimer These presentations include certain forward-looking statements that are based on information and assumptions known to date and are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Tel stra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial techno logical changes taking place in the telecommunications industry; and the continuing growth in the da ta, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this presentation are unaudited and ba sed on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

1H07 Financial results (reported) $ billions (except margins & DPS)3.6% 1H061H07% Sales Revenue11.411.6S2.0Sales Operating Expenses6.36.9S9.9Revenue* EBITDA5.34.9T7.0*normalised for Melbourne Yellow book EBITDA Margin (%)46.342.3T4.0 EBIT3.52.9T15.7 1.7% NPAT 12.11.7T20.1 Cash Operating Capex2.02.5S22.8 EBITDA Free Cash Flow2.00.9T55.9Margin** Ordinary DPS (cents) 214.014.0-**1H07 v 2H06 (normalised for Melbourne Yellow book andtransformation costs) (1) Before minority interests (2) 1H06 excludes 6 cent per share special dividend Beat Earnings Guidance ...Earnings pivot point reached whilst continuing to invest3
Sales Revenue Drivers: $11.6b2%+$225m Drivers of Actual 1H07 1H07 Movement($m)Revenue Growth1H07($m)Growth % 296Total mobiles2,79811.8 150• Mobile services2,4416.5 146• Mobile handsets35769.2 166Retail broadband49750.2 70Wholesale broadband27933.5 41IP access 19327.0 (47)Specialised data404(10.4) (117) +57*Sensis885(11.7) (216)PSTN products3,615(5.6) * Normalised for deferral of Melbourne Yellow book +7% Mix change continues...growing in key markets4

Winning where it matters 1.2m 3G SIOs — added more than 700,000 1H07 MobilesMarket leader at end of January – 4 months ahead of target 3G ARPU uplift of $20 maintained Next G™ driving content and applications – non SMS data ARPU +74% Outgrowing competitors to increase market share by 1% to 45% BroadbandBeating nearest competitor 3:1 Over 200,000 retail wireless broadband subscribers Total line loss of 0.8% since June – best in class PSTNResidential lines held at June levels – best in 5 years Positive residential churn and market share gain – 1 st time since comp Online usage up 21% SensisShare of new media revenue increasing from 10% to 15% SouFun triple digit percentage growth FOXTEL subscribers up 10% FoxtelFOXTEL subscriber revenue growth of 15% 100% digital TV provider – cable analogue service switched off 1 Feb Sustained growth in key platforms5
Telstra’s Competitive Advantage – Penetration of base: Next GTM v 3G 2100 3G 2100 9FOXTEL by Mobile: 7% 9 FOXTEL by Mobile: 0.8% 4 new channels recently 9Mobile Music: 24% 9 Mobile Music: 5% launched driving an 9Video Streams: 53%9 Video Streams: 11%increase in streaming minutes and customer take up Next GTM v 3G 2100 Usage (Oct – Dec) Most popular channels are 210011.3XFox 8, Comedy Channel and Next GTMDisney Channel 7.4XIncrease in channel content: Simple Life & Jerry Springer (FOX8); MAD TV 3.3X(Comedy Channel) 2.1X 1.0X1.0X1.0X1.0X MusicGamesVideo Video Calls Streams Changing the game in customer behaviour...leading the market6

Transformation driving efficiency and cost take-out WirelessWireline IT Next GTM peak network download IP/MPLS Core and Multi Service Edge On track speeds increased to 14.4Mbps- turn up nearing completion— 1st release at the end of calendar Additional 400 base stations being Migrations of Internet backbone IP 2007 rolled out in FY07traffic (Telstra Internet Direct) to — 2nd release in late calendar 2008 –Deeper coverage, Core completed early Feb 07Delivered important capabilities –More capacityMigrations of Routed Data Network — Integrated desktop >1800 more Next G™ base stations (RDN) underway— Telstra Service Delivery Platform compared to CDMAEthernet Aggregation and Transport — Telstra Retail Integrated Moving to one consolidated networkdeployments on track to carry traffic Campaign Systems (TRICS) 200km range extension completed at by end of June 07— Enterprise Program Management selected sitesIP DSLAM ports on track to meet full — Network Planning Trial of home based wireless year deployment target of 8 87k broadband serviceports Organisation redesign Significant expense Operational improvement reduction on IT transformation reaching Network fixes Transformation MilestonesPlatform rationalisation FY06 FY07 FY08 FY09 FY10 Increase in momentum as key milestones achieved7
Transformation driving service improvements and productivity Enterprise & Getting thereon time... Getting it rightfirst time...GovernmentADSL HeldordersBigPond cycletimes Service Levels Over 90% Best results on Over 80% reduction Over 96% of the timesince Sep 2005Down 19% of the time record Vehicles with GPSInvesting inour peopleIncentive BasedCompensation Productivity Over 6,900 vehiclesOver 6,400 More than 80% - Higher productivity participantsfront of house and vehicle visibility — Improved front-of— Improved staff house and field performance and more efficientschedulingworkforce skills One factory increasing service levels, quality, efficiency and delivering 8 benefits...headcount down 4,596 since June 2005

Addressing Key Market Misperceptions Perception Facts PSTNSlowed PSTN revenue decline to 5.6% Churn trend improving with positive PSTN churn from FY06 is only the beginning of a long period where competitors since October 06 fixed line will decline at high single digit rates Subscription pricing positi ve impact (4.2% of base) Telstra’s change in strategy to focus more on its Maintain strong focus on PS TN while also aggressively 850MHz mobile network over its fixed line network pushing Next G TM is a concernIntegration continues to benefit PSTN NEXT GTM NETWORKNetwork operating very well, all material technical Next GTM could deliver significant benefits over time. issues resolved However, this is dependent on resolution of launch-Now added 415,000 Next G TM subscribers since launch related technical issues such as handset availabilitywith current handset range Telstra will have a lower range of more expensive 13 Next G TM handsets and 13 data devices to be handsets than its competitors given the limited available by March 07. On average Next G TM handsets deployment of 3G at 850MHz globallycheaper than 2100 handsets Other carriers are expected to launch HSDPA Next G TM peak net work speed increased to 14.4Mbps -shortly, offering similar speeds to Telstra next best is still only 3.6M bps on less th an 1% of the potentially eliminating any competitive advantagecoverage area PROPERTY RATIONALISATION Approximately 200 exchange buildings may fit criteria Potential to close and sell between 3,000-5,000 for potential sale – to be cons idered on a case by case exchanges as they won’t be needed under the new basis . Any benefits mate rialising 2010 and beyond network architecture Disconnect between perceptions and strategy9
FY2007 Guidance Guidance on Reported Numbers RevenueGrowth of +2.5% to +3.0% Depreciation &D & A similar to FY06 incl accelerated AmortisationD & A of $300m to $350m EBITGrowth in range of +3% to +5% EBIT (2H07)Growth in range of +37% to +40% Cash operating Range $5.4bn to $5.7bn due to transformation capex DividendIntention to pay 14c final dividend Top line momentum continues...revenue and earnings guidance increased 10

Long Term Management Objectives unchanged* Guidance on Reported Numbers (base year FY05) Revenue 2.0% to 2.5% pa to FY10 Growth New product In excess of 30% sales revenue FY10 revenue Cost growth2.0% to 3.0%pa to FY10 EBITDA ($)2.0% to 2.5%pa growth to FY10 EBITDA 46% to 48%pa by FY10 margin WorkforceDown 12,000 by FY10 Capex10% to 12% of revenue by FY10 Free cash flow$6b to $7b by FY10 * Based on no FTTN and ULL Band 2 price of $17.70 p/m with 100% flow on to 11 retail prices and no further adverse regulatory outcomes
Regulation – Key Issues StatusRecent developments Telstra appealed ACCC’s rejection of Telstra’s $30 ULLaverage undertaking to the ACT – decision expected early 2007 ACCC issued revised interim determinations in Dec 06 Telstra has lodged a containing Band 2 price of constitutional $17.70 p/m challenge in High Court to protect shareholder interest Interim determination issued in two LSS arbitrations at the rate LSSof $3.20/month. Final ACCC pricing determination expected in first half of 2007 High Court challenge lodged12

Summary 13 months into a 5 year transformation plan On or ahead of plan on all fronts Winning where it matters Broadband, 3G, Online, Integration Creating new opportunities Evolution to MediaComms Improving operational performance Churn, 3G/Broadband Market share, Productivity Momentum continues across all business units13

15 March 2007	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra announces successful €1 billion bond issue
In accordance with the listing rules, I attach a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

15 March 2007	050/2007
Telstra announces successful €1 billion bond issue
Telstra today announced the completion of a €1 billion Eurobond issue having a 4.75 per cent annual coupon and a 10 year maturity of 21 March 2017.
Telstra Chief Financial Officer, John Stanhope, said the bond was more than 5 times oversubscribed with an order book comprising almost 200 individual orders from a wide range of major European and Asian fixed income investors.
“This was a gratifying result and signals Telstra’s strong return to the debt capital markets after a successful transition to full privatisation,” Mr Stanhope said.
“Despite a challenging international capital market environment, we achieved good pricing and our target volume and maturity levels, which demonstrates the depth and sophistication of the Euro-markets and their long standing support for Telstra. The execution process was conducted well in difficult market conditions — a tribute to the excellent work of the joint lead managers,” Mr Stanhope said.
The pricing for bond was equivalent to a margin of 62 basis points over the Euro 10 year mid-swap level. After swapping into Australian dollars it will provide Telstra with about A$1.6 billion of cost effective long term funding that will lengthen the average maturity of the debt portfolio.
Issue proceeds will be mainly used for general working capital purposes, with a significant proportion directed to refinancing of short term debt.
The bond issue was jointly led by Barclays Capital, BNP Paribas, Deutsche Bank and JP Morgan.
Telstra is Australia’s leading telecommunications services provider with long term rating of A (negative outlook) by S&P, A2 (negative outlook) by Moody’s and A+ (negative outlook) by Fitch.
Telstra Media Contact:
Andrew Maiden
Mob: 0428 310 700
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au
Telstra Corporation Limited
ABN 33 051 775 556

20 March 2007
Telstra reconfirms intention to withdraw
New York Stock Exchange listing
In accordance with the requirements of the New York Stock Exchange, Telstra Corporation Limited (NYSE: TLS) confirms its previous advice to the market that it intends to withdraw the listing of its American Depositary Shares, evidenced by American Depositary Receipts (ADR), and the underlying ordinary shares from the New York Stock Exchange. In conjunction with the delisting, Telstra will be moving to an over-the-counter ADR program.
The securities will not be listed on any other exchange in the United States, but Telstra’s ordinary shares will continue to be listed on the Australian Stock Exchange.
In December 2006, the U.S. Securities and Exchange Commission re-proposed rules that, if adopted, would make it easier for foreign companies such as Telstra to terminate their SEC registration. Telstra has previously advised the market on a number of occasions that, if the SEC’s proposed deregistration rules are adopted, Telstra intends to fully deregister from the SEC’s ongoing reporting obligations in order to reduce administrative burdens and costs.
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

27 March 2007	Office of the Company Secretary

The Manager Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Decrease in Telstra Instalment Receipts due to Prepayment
Telstra advised that following prepayment of 93,153,895 instalment receipts on 13 March 2007, the total number of instalment receipts (TLSCA) on the register now stands at 4,154,895,295.
Please note that no new Telstra (TLS) securities have been issued.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name: Douglas Gration Title: Company Secretary

Date: 31 March 2007